Exhibit 99.3

LETTER TO BROKERS, DEALERS,
COMMERCIAL BANKS, TRUST COMPANIES, AND OTHER NOMINEES

Offer to Exchange Warrants to Acquire Shares of Common Stock
of
Westrock Coffee Company
for
Shares of Common Stock
of
Westrock Coffee Company
and
Consent Solicitation

THE OFFER AND CONSENT SOLICITATION (EACH AS DEFINED BELOW) AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., EASTERN TIME, ON SEPTEMBER 26, 2024, OR SUCH LATER TIME AND DATE TO WHICH THE COMPANY MAY EXTEND THE OFFER. WARRANTS (AS DEFINED BELOW) TENDERED PURSUANT TO THE OFFER AND CONSENT SOLICITATION MAY BE WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED BELOW). CONSENTS MAY BE REVOKED ONLY BY WITHDRAWING THE TENDER OF THE RELATED WARRANTS AND THE WITHDRAWAL OF ANY WARRANTS WILL AUTOMATICALLY CONSTITUTE A REVOCATION OF THE RELATED CONSENTS.

August 28, 2024

To Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees:

Enclosed are the prospectus/offer to exchange, dated August 28, 2024 (as it may be amended and supplemented from time to time, the “Prospectus/Offer to Exchange”), and the related letter of transmittal and consent (as it may be amended and supplemented from time to time, the “Letter of Transmittal and Consent”), which together set forth the offer of Westrock Coffee Company, a Delaware corporation (the “Company”), to each holder of the Company’s outstanding warrants (collectively, the “warrants”) to purchase shares of the Company’s common stock, par value $0.01 per share (“common shares”), to receive 0.290 common shares in exchange for each warrant tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer is made solely upon the terms and conditions in the Prospectus/Offer to Exchange and in the Letter of Transmittal and Consent. The Offer will be open until 5:00 p.m., Eastern Time, on September 26, 2024, or such later time and date to which the Company may extend the Offer. The period during which the Offer is open, giving effect to any withdrawal or extension, is referred to as the “Offer Period.” The date and time at which the Offer Period ends is referred to as the “Expiration Date.”

The Offer is being made to all holders of our warrants, including the public warrants and the private placement warrants.

Each warrant entitles the holder to purchase one common share at a price of $11.50 per share, subject to adjustments pursuant to the Warrant Agreement (as defined below). The public warrants are quoted on The Nasdaq Global Market (the “Nasdaq”) under the symbol “WESTW.” As of August 27, 2024, a total of 17,118,063 public warrants and 2,026,046 private placement warrants, respectively, were outstanding. Pursuant to the Offer, the Company is offering up to an aggregate of 5,551,792 common shares in exchange for all of our outstanding warrants.

Each holder whose warrants are exchanged pursuant to the Offer will receive 0.290 common shares for each warrant tendered by such holder and exchanged. Any warrant holder that participates in the Offer may tender less than all of its warrants for exchange.

No fractional shares will be issued pursuant to the Offer. In lieu of issuing fractional shares, any holder of warrants who would otherwise have been entitled to receive fractional shares pursuant to the Offer will, after aggregating all such fractional shares of such holder, be paid cash (without interest) in an amount equal to such fractional part of a share multiplied by the last sale price of our common shares on the Nasdaq on the last trading day of the Offer Period, less any applicable withholding taxes. The Company’s obligation to complete the offer is not conditioned on the receipt of a minimum number of tendered public warrants.

Concurrently with the Offer, the Company is also soliciting consents from holders of the warrants to amend (the “Warrant Agreement Amendment”) that certain amended and restated warrant agreement, dated as of August 25, 2022, by and between the Company and Computershare Inc., a Delaware corporation, and its affiliate, Computershare Trust Company, N.A., a federally chartered trust company, as warrant agent (the “Warrant Agreement”), to permit the Company to require that each public warrant or private placement warrant that is outstanding upon the closing of the Offer be exchanged for 0.261 common shares, which is a ratio 10% less than the exchange ratio applicable to the Offer.

Pursuant to the terms of the Warrant Agreement, the proposed Warrant Agreement Amendment requires the vote or written consent of holders of 50% of the outstanding public warrants to amend the Warrant Agreement with respect to the public warrants and 50% of the number of the outstanding private placement warrants to amend the Warrant Agreement with respect to the private placement warrants. Therefore, if holders of 50% of the outstanding public warrants consent to the Warrant Agreement Amendment, the Warrant Agreement Amendment will be adopted with respect to the public warrants, regardless of the percentage of private placement warrants that consent to the Warrant Agreement Amendment. Similarly, if holders of 50% of the outstanding private placement warrants consent to the Warrant Agreement Amendment, the Warrant Agreement Amendment will be adopted with respect to the private placement warrants, regardless of the percentage of public warrants that consent to the Warrant Agreement Amendment.

Parties representing approximately 48.8% of the outstanding public warrants and 95.0% of the outstanding private placement warrants have agreed to tender their public warrants and private placement warrants (as applicable) in the Offer and consent to the Warrant Agreement Amendment in the Consent Solicitation pursuant to a tender and support agreement. Accordingly, if holders of an additional approximately 1.2% of the outstanding public warrants consent to the Warrant Agreement Amendment, and the other conditions described in the Prospectus/Offer to Exchange are satisfied or waived, then the Warrant Agreement Amendment will be adopted with respect to the public warrants. With respect to the private placement warrants, because holders of approximately 95.0% of the outstanding private placement warrants have agreed to consent to the Warrant Agreement Amendment, if the other conditions described in the Prospectus/Offer to Exchange are satisfied or waived, then the Warrant Agreement Amendment will be adopted with respect to the private placement warrants.

Holders of warrants may not consent to the Warrant Agreement Amendment without tendering warrants in the Offer and holders may not tender such warrants without consenting to the Warrant Agreement Amendment. The consent to the Warrant Agreement Amendment is a part of this Letter of Transmittal and Consent relating to the warrants and, therefore, by tendering warrants for exchange, holders will be delivering to us their consent to the Warrant Agreement Amendment. Warrant holders may revoke consent at any time prior to the Expiration Date by withdrawing the warrants holders have tendered in the Offer.

Warrants not exchanged for common shares pursuant to the Offer will remain outstanding subject to their current terms, or amended terms if the Warrant Agreement Amendment is approved. If the Warrant Agreement Amendment is approved with respect to a designation of warrants, the Company intends to require the exchange of all outstanding warrants of such designation for common shares as provided in the Warrant Agreement Amendment.

THE OFFER AND CONSENT SOLICITATION IS NOT MADE TO THOSE HOLDERS WHO RESIDE IN STATES OR OTHER JURISDICTIONS WHERE AN OFFER, SOLICITATION, OR SALE WOULD BE UNLAWFUL.

Enclosed with this letter are copies of the following documents:

(1)            the Prospectus/Offer to Exchange;

(2)            the Letter of Transmittal and Consent, for your use in accepting the Offer, providing your consent to the Warrant Agreement Amendment, and tendering warrants for exchange and for the information of your clients for whose accounts you hold warrants registered in your name or in the name of your nominee. Manually signed copies of the Letter of Transmittal and Consent may be used to tender warrants and provide consent;

(3)            the Notice of Guaranteed Delivery to be used to accept the Offer in the event (i) the procedure for book-entry transfer cannot be completed on a timely basis or (ii) time will not permit all required documents to reach Computershare Inc. and its affiliate, Computershare Trust Company, N.A. (the “Exchange Agent”) prior to the Expiration Date;

(4)            a form of letter which may be sent by you to your clients for whose accounts you hold warrants registered in your name or in the name of your nominee, including an Instructions Form provided for obtaining each such client’s instructions with regard to the Offer; and

(5)            a return envelope addressed to Computershare Inc. and its affiliate, Computershare Trust Company, N.A.

Certain conditions to the Offer are described in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — General Terms — Conditions to the Offer and Consent Solicitation.”

We urge you to contact your clients promptly. Please note that the Offer and withdrawal rights will expire at 5:00 p.m., Eastern Time, on September 26, 2024, or such later time and date to which the Company may extend the Offer.

The Company will not pay any fees or commissions to any broker, dealer, or other person (other than the Exchange Agent, the information agent, dealer manager, and certain other persons, as described in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends, and Related Stockholder Matters—Fees and Expenses”) for soliciting tenders of warrants pursuant to the Offer. However, the Company will, on request, reimburse you for customary clerical and mailing expenses incurred by you in forwarding copies of the enclosed materials to your clients for whose accounts you hold warrants.

Any questions you have regarding the Offer should be directed to, and additional copies of the enclosed materials may be obtained from, the information agent in the Offer:

The Information Agent for the Offer and Consent Solicitation is:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, New York 10005
Banks and Brokers call: (212) 256-9086
Call Toll Free: (800) 829-6554
Email: WESTW@dfking.com

Very truly yours,

Westrock Coffee Company

Nothing contained in this letter or in the enclosed documents shall constitute you or any other person the agent of the Company, the Exchange Agent, the dealer manager, the information agent, or any affiliate of any of them, or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them in connection with the Offer and Consent Solicitation other than the enclosed documents and the statements contained therein.